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National Cooperative Bank
2000 Annual Report
"Seeing the Possibilities"

TABLE OF CONTENTS


Five Years in Brief                              1
About NCB                                        2
Letter from the President                        4
Real Estate                                      7
Commercial                                       9
Small Business                                  11
Community Development                           13
Retail Banking & Depository Services            15
Financial Information                           17
Board of Directors                              21
Corporate Information                           23
Contact Information                             24


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Five Years in Brief
(in thousands)


 For the years ended December 31,       2000              1999            1998            1997           1996
 Net interest income                $   32,184        $   30,157      $   25,627     $   26,843     $   25,966
 Non-interest income                     9,558            15,667          14,067         14,564         10,986
 Non-interest expense                   29,329            28,565          24,770         24,065         23,007
 Net income                              7,333            14,714          12,628         12,462         11,199
 Provision for loan losses               3,207               909             843          3,504          1,950


 At December, 31

 Loans and leases outstanding       $  978,537        $  947,898      $  795,174     $  773,768     $  750,094
 Total capital*                        335,995           329,825         322,838        314,376        307,714
 Total assets                        1,086,486         1,056,510         933,415        869,304        839,336
 Allowance for loan
  losses to loans
  outstanding                             2.2%              2.0%            2.2%           2.3%           2.1%
 Managed assets**                    3,335,000         3,130,000       2,696,000      2,354,000      2,136,000


 * Capital includes members' equity and subordinated debt
** Balance sheet assets combined with loans sold and serviced

ABOUT NATIONAL COOPERATIVE BANK

National Cooperative Bank (NCB) is a unique financial services company, providing products and services to the nation's cooperatives and their members. Whether our customers are small or large, urban or rural, NCB crafts creative financial solutions to meet their needs.

NCB was chartered by Congress in 1978 to address the financial requirements of an underserved niche: cooperatives - businesses that are founded, capitalized, operated and owned by the people they serve. In 1981, NCB was privatized as a cooperative financial institution and today is owned by 1,710 of our customers.

NCB's capital base is funded by long-term subordinated notes; medium-term notes and commercial paper; loans from our banking partners and customers; deposits through our subsidiary, NCB Savings Bank, FSB; and, stock purchased by NCB customers. NCB's medium-term notes and commercial paper carry investment-grade ratings from Standard & Poors, Moody's and Fitch IBCA.

Real Estate
NCB is active in the commercial real estate arena, providing financial products to primarily multi-family properties, from housing cooperatives to condominium and homeowner associations, as well as to other real estate ventures, including office buildings, retail strip centers, industrial and mixed-use properties.

Commercial
With services that include working capital, equipment finance, revolving lines of credit and private placement capabilities, our goal is to craft financial solutions that make sense for our commercial cooperative customers. We serve a wide range of industries including Alaska Native Corporations, employee stock ownership plans (ESOPs), cultural institutions, community-owned schools, retailers and wholesalers, mutual insurance companies and senior living communities.

Small Business
For our small to mid-sized business customers that want fast delivery on loan needs of $25,001 to $1 million, NCB offers a broad array of financial services from conventional to government-guaranteed to lease financing.

Community Development
We have a special commitment to strengthening those communities that are most at-risk. Through our affiliate, NCB DEVELOPMENT CORPORATION (NCBDC), we offer a unique blend of financial and development services that enables low-income communities to enjoy affordable housing and assisted living, quality healthcare, a wide range of educational opportunities and vital retail services.

Depository Services & Retail Banking
We offer our customers depository products through our subsidiary, NCB SAVINGS BANK, FSB (NCBSB). In addition, NCBSB offers consumers a

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variety of retail banking products, including co-op apartment financing
(share loans).

Financial Advisory Service
A recent addition to the NCB family, the Eos Financial Group is one of the nation's only financial advisory service providers focused solely on the nonprofit community. Eos solicits, selects and executes various funding alternatives for membership organizations, cultural institutions and educational facilities.

Letter from the President

"The theme of our annual report is "seeing the possibilities" - for our customers, their industries, the cooperative community as a whole and NCB itself. In the pages that follow, we attempt to communicate the vision we have for continuing to add value to each of our customer segments."

Dear Member,

The year 2000 was dynamic and challenging for NCB. It was a period of growth and opportunity but also a year when the market environment grew less favorable. This put pressure on earnings, and our financial results fell below target.

Net income for 2000 was $7.3 million. Assets remained steady at $1.1 billion. When assets are combined with loans sold and serviced, NCB currently manages $3.3 billion.

A changing climate
Early in the year, market conditions worsened, and our cost of funds increased. As a result, our net interest income decreased. Rising interest rates and a slower economy also lowered the volume of loans we originated for the year.

To give us more protection against interest rate fluctuations and future market volatility, we made changes in the way we hedge our real estate portfolio. We also developed strategies to reduce the time we hold thinly priced real estate loans before we sell them in the secondary market. Further, we installed a new model to ensure we are accurately pricing loan products according to risk and market conditions. As we made these changes, our net interest income margin improved and returned to levels of the previous year.

Managing credit risk
When the economy started to falter in 2000, we increased our provision for credit losses to reflect the impact on our customers' businesses. Although credit quality deteriorated, portfolio statistics for classified loans at year-end were approximately equal to our long-standing benchmark levels.

Non-performing assets to total assets remained very low, decreasing slightly to
0.2 percent. At year-end, NCB's allowance for credit losses was 2.2 percent, representing a very strong 827 percent of non-performing loans. Total charge-offs net of recoveries were minimal for the year at 0.1 percent of total loans and leases outstanding.

With the economy cooling, we will monitor our credit risk very closely. As a safeguard, we will scale back loan growth through tighter credit standards. We will also maintain our conservative leverage ratio of 14 percent.

Positioning NCB for the future

While we implemented defensive strategies to see us through an economic slowdown, we also put into place several growth initiatives that will enhance our prospects for 2001 and beyond. To better serve you and compete successfully in the future, we must continue to diversify our funding sources, deepen our current customer relationships, develop new products and markets, and use technology wisely.

Diversifying our funding
As we go forward, we plan to use the capital markets for a smaller portion of our funding. At the same time, we will increase our investment in NCB Savings Bank so that we can fund more of our real estate loans through deposits and loans from the Federal Home Loan Bank.

Increasingly, we will use federal loan guarantee programs from the Federal Housing Administration (FHA) and the Small Business Administration (SBA) to meet customer needs. Our affiliate, NCB Development Corporation, already has a substantial pipeline of FHA transactions. And our small business lending team will use its affinity relationships to market SBA-guaranteed loans.

Strengthening customer relationships
NCB operates in highly targeted customer segments. Over the past year we evaluated each of them, measuring the value we add to ensure we are adept at meeting customer needs.

Our disciplined approach allows us to allocate resources more efficiently as we seek to grow customer segments that provide reasonable return on capital and de-emphasize those that do not. In addition, it enables us to take a more holistic approach to delivering the appropriate mix of finance, deposit and other financial services to our customers.

Creating new products, markets and cooperatives
We continue to look for new lines of business that strengthen our mission of providing solutions to our cooperative customers. We also seek opportunities to increase our fee income and reduce our reliance on net interest income.

A venture meeting these criteria is our partnership with Cooperative Solutions
(CS), a federated cooperative for incubating new business co-ops. We invested in the start-up of CS and are actively developing several new business cooperatives.

For many years, NCB has financed community-owned nonprofits including educational institutions and cultural centers. Many do not have significant financial expertise in-house. To assist them, we started a new company called Eos Financial Group whose mission is to provide fee-based advisory services to the nonprofit community.

Using the Internet to advantage
NCB is embracing new Internet-related technologies but is doing so with care. We believe the greatest advantage of the Internet for our cooperative members is the ease with which they can join together to

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create value through economies of scale. Through two new ventures, we are helping our customers do precisely that. Co-opSolutions.com creates on line purchasing communities, and CapitalAvenue.com will provide a one-stop business lending platform.

Many thanks
I would like to thank Jim Burns for his leadership as Chair for the past two years. His banking experience was very valuable to me and NCB. I also welcome our new incoming Chair Kirby Erickson. The year 2000 required NCB employees to work extra hard adapting to a changing market environment and embracing new strategic directions. My thanks to all of them. And thank you for your continued support of NCB. While it was a challenging year, we kept our unwavering commitment to continuously improve and add more value to you, our members.

Charles E. Snyder
President & CEO

Real Estate

What if co-op buildings, from 100 percent owner occupied to low-sold, could obtain the right combination of financing to address their needs?

What if community associations facing major repairs had an alternative to enacting burdensome special assessments?

What if borrowers had access to accomplished loan servicers who understood the intricacies of co-ops?

What if this was no hypothetical wish-list?

                                     -----

NCB's real estate loan originations remained solid at $268 million for 2000 as NCB continued to diversify its product line and reach out to new customers. Also, one of the world's leading rating agencies formally validated NCB's ability to service co-op housing loans after they are sold to investors in the capital market.

Gaining Customers
For most of 2000, higher interest rates dampened the demand for refinancing first mortgages, reducing the overall dollar volume of NCB's co-op real estate lending. Nonetheless, in New York City, where 85 percent of the nation's housing co-ops are located, many customers took out second mortgages and lines of credit to finance facade repairs required by local laws. This subordinated financing helped NCB retain its share of the overall market and increase the number of customers served.

NCB was able to add to its customer base because it is one of the few lenders offering a creative mix of financial products to the cooperative real estate community. Customers range from 100 percent owner occupied buildings with prestigious addresses on Manhattan's Upper East Side to properties contending with a high proportion of sublet units.

For the low-sold portion of the market, where co-op buildings have ownership levels between 15 and 49 percent, the Bank offers a unique multifaceted solution. NCB provides mortgages and lines of credit to the housing co-op corporation, share loan financing to the individual unit owners through NCB Savings Bank, and bulk share loan financing to foster the sale of unsold units. Again, in 2000, this combination helped many determined co-ops improve the outlook for their buildings.

Market Innovation
NCB is applying lessons learned through co-op real estate lending to another segment of the housing industry - condominiums and other community association forms of homeownership. NCB was the first to create a national program offering community associations the option of borrowing funds for capital repairs and improvements instead of imposing hefty special assessments on residents or postponing work altogether.

To generate "grassroots" interest in the program, NCB is in the early stages of establishing a network of broker-correspondents to market the products to community associations in select states where NCB does not have a strong local presence. It is part of a greater strategy to spread the word to condominium and homeowner associations about the new alternative they have -- borrowing for their capital needs and lessening the financial burden on their members.

Adding Credentials
NCB became part of an elite group in 2000 when it was accorded primary, master and special servicing ratings for loans secured by housing co-ops. The ratings by Fitch IBCA were in recognition of NCB's specialized knowledge of the co-op real estate market and strong commitment to new technology and customer service. They confirm NCB's strategy of retaining the right to service the co-op housing loans it pools for sale to investors as commercial mortgage backed securities
(CMBS). A benefit to borrowers is reassurance their loans will continue to be serviced by NCB rather than turned over to another entity that may not be familiar with the special nature of cooperatives.

NCB obtained the servicing ratings as a prelude to its joint venture with Credit Suisse First Boston and Morgan Stanley in the July 2000 sale of $1.1 billion in commercial mortgage backed securities. NCB sold loans under its own name, gaining important exposure in the CMBS investment community. Contributing a mix of cooperative and commercial mortgages, NCB also served as joint master and special servicer on the collateral, an industry first.

Commercial

What if not-for-profit organizations could obtain top-notch financial advice?

What if worthwhile projects could proceed because a financial institution took care to understand the business environment?

What if capital markets expertise could enable retail members of wholesale co-ops to receive very competitive financing?

What if none of this scenario was the least bit fanciful?

                                      -----

Commercial loans totaled $347 million for 2000, as NCB formed a financial advisory company to serve the not-for-profit community, positioned lines of business for continued growth and enhanced its capacity for loan portfolio management by increasing the percentage of loans sold into the capital market.

Filling A Gap
Many community-based organizations have superb management capabilities but lack depth in financial expertise. This limitation often prevents them from fulfilling their potential. To address this need, NCB created Eos Financial Group, one of the few companies delivering sophisticated financial advice exclusively to the not-for-profit world.

As a fee-based business with no capital of its own, Eos functions independently of NCB, seeking out efficient sources of capital to craft creative financing solutions. As an example, Eos was chosen to be official advisor to the Orange County High School of the Arts in Santa Ana, California. With the help of Eos, the school was able to acquire $20 million in tax-exempt funding at favorable rates to build a new campus. In addition to educational facilities of this kind, Eos serves museums, science centers and other mid-sized cultural institutions as well as membership-based organizations.

Growth Potential
Through its commercial lines of business, NCB focuses on select market segments where it can bring special knowledge and skills to bear. Following are a few examples:

     ESOPs. Financing Employee Stock Ownership Plans (ESOPs) for small companies requiring loans of $1 million to $10 million is an underserved market. NCB has established a reputation as the only ESOP expert with a national program aimed at small to mid-sized business customers. As more and more of these companies come to view ESOPs as a powerful tax-advantaged solution for achieving their goals, NCB becomes a natural choice for financing. After all, as a financial institution serving cooperatively structured businesses, NCB is unrivaled in its understanding of the benefits of democratic ownership.

     Pledge Financing. A common problem for many educational and cultural institutions is an inability to move ahead on major projects because pledged monies have not yet been received. The go-ahead to build new facilities has to wait until the money promised is collected from foundations and individuals. The delay can jeopardize even the worthiest of projects. NCB is solving this problem for many organizations, including schools, museums and science centers, by providing bridge financing secured by the pledges to proceed with project construction. As pledges are converted to cash, the loan is automatically repaid.

     Senior Living. NCB partners with not-for-profit sponsors of retirement communities. With the oncoming surge in the elderly population, these "grassroots" pioneers of the industry are preparing for a new breed of older American, accustomed to independent living, who demands more choices in the kinds of retirement facilities available. NCB's experience and leadership in financing residential housing and healthcare allows it to add significant value to this market, helping not-for-profit sponsors upgrade their retirement communities with alternative housing options suited to the lifestyles and tastes of this new generation.

Retail Grocery. Independent grocery stores served by retailer-owned cooperative wholesalers have long been a strong market for NCB, constituting the largest portion of NCB's commercial business. To manage this loan portfolio more efficiently, NCB sells retail grocery loans to investors in the capital markets through a commercial paper conduit known as NCB Retail Finance Corporation. The total cap on these loan sales is being raised from $56 million to $136 million, thereby strengthening the flow of competitively priced financing available to independent grocers as they build their businesses.

Small Business

What if a financial institution with a long history of service to small businesses could have the benefits of one-stop shopping for all their financial needs?

What if a national company emphasized small business lending and demonstrated the flexibility to grow with the needs of customers?

What if small business owners could have the benefits of one-stop shopping for all their financial needs?

What if these possibilities were fast becoming a reality?

                                     -----

In 2000, NCB continued to expand services to the small business members of its cooperative affinity partners. NCB forged new strategic alliances, unveiled innovative product offerings and made plans to form joint ventures with additional customer groups and looked to vastly increase exposure to the small business community through Internet-based initiatives.

Alliances off to a Fast Start
Affinity relationships, loosely called "partnerships," serve an important purpose, allowing NCB to develop defined marketing channels and collaborate on the customization of products and services for specific membership communities. NCB added three important relationships to its affinity mix in 2000.

NCB formed an affinity partnership with Ace Hardware, one of the nation's premier dealer-owned cooperatives. In the first four months alone, NCB generated approximately $4 million in affinity business from the hardware giant's retail members. Normally it takes at least a year for a new affinity partnership of this kind to reach such a high volume of activity.

In April, Allied Domecq Quick Service Restaurants - parent company of Dunkin' Donuts, Baskin-Robbins and Togo's Eateries - selected NCB as a National Financing Partner. One of only three institutions to be chosen, NCB has had an immediate impact on the market. Providing innovative financing solutions, NCB is helping fuel system-wide growth by enabling new unit development, upgrades of older units, real estate purchases and refinancing of existing loans.

Also, in 2000 NCB launched a new strategic alliance with the credit union community designed to bring small business lending to their members. The Commercial Credit Partner Program (CCP) was rolled out nationwide, generating close to $10 million in small business loans to credit union members during the year. Marketed through state credit union leagues, the program proved to be so popular that 12 leagues and 30 credit unions signed on, double the number originally anticipated, with more expected to come on line in 2001.

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New Products Debut
Small businesses can now turn to NCB for loans backed by the Small Business Administration (SBA), the federal agency dedicated to helping small businesses get started and grow. The attraction is obvious. SBA-guaranteed loans provide greater flexibility and longer terms than more conventional financing. And these loans are easier to apply for than in the past. The SBA loan experts at NCB streamline the process, responding to applications within five days. The addition of SBA products is not only enhancing NCB's ability to serve its existing customer base but to bring in new customers as well.

Another new product option initiated by NCB is equipment leasing. Through a newly formed partnership, NCB is able to help small business customers navigate the tricky waters of small to mid-sized equipment leasing. And by arranging the leases through NCB, many customers avoid costly draws on the lines of credit they have with their primary bank.

Leveraging the Internet
NCB made preparations during 2000 to kick off a major Internet-based marketing effort in the first half of 2001. With an Internet services capability as its hub, NCB is looking to form joint ventures with affinity groups, thus creating direct access to their small business members. The first joint venture, called Capital Avenue, will target independent insurance agents whose sales force will be enlisted to market NCB's financial product line to their business customers. Other joint ventures with additional customer groups are planned, vastly increasing NCB's exposure to the small business community and allowing the Bank to successfully leverage e-business practices and technology.

Community Development

What if social investment to address some of America's biggest challenges could be regarded as good business?

What if more and more people, including policy makers, could be informed about the advantages of applying the co-op model to affordable housing?

What if low-income communities could access a full range of development expertise and financial resources to help them grow?

What if these goals were already being met?

                                       -----

NCB and its affiliate, NCB Development Corporation (NCBDC), continued in 2000 to apply a unique battery of resources and strategies to address some of the most critical challenges facing low-income Americans. Lending results remained strong with $165 million extended to low-income businesses across all customer segments
- from affordable housing and small business development to healthcare and Alaska Native Corporations.

It Takes More Than Lending
Whether helping to revitalize at-risk communities or ensure that low-income Americans have access to affordable housing, assisted living, proper healthcare and good schools, NCB recognizes that to have an impact, financial assistance is only part of the equation. Bringing about change also requires public policy initiatives, development expertise and an ability to forge strategic partnerships among key constituencies. NCB's leadership role in the Cooperative Housing Coalition is an example.

The cooperative model is one of the most versatile blueprints for extending housing to low- and moderate-income families. To promote public policies favorable to the spread of affordable cooperative housing, NCB and NCBDC have joined with the National Association of Housing Cooperatives and the National Cooperative Business Association to form the Cooperative Housing Coalition, an organization dedicated to systematically tracking legislation and lobbying on key issues.

The Coalition held a kickoff summit in 2000 to bring attention to the value of cooperative housing in helping to improve conditions in low-income communities. The organization also inaugurated a website for the exchange of information among members and plans to add an online advocacy component linking members directly with their congresspersons so that concerns on particular action items or pending legislation may be registered.

The goal is to highlight the benefits and spark the growth of cooperative housing in the country and thereby enhance the quality of life for many low- and moderate-income Americans.

Coming Home
NCBDC's work to bring assisted living options to the nation's low-income seniors is another illustration of how NCB is taking skills, knowledge and experience developed in building its traditional business and transferring them to the community development arena. Through the Coming Home Program, funded by the Robert Wood Johnson Foundation, NCBDC has demonstrated how assisted living options can be developed for seniors with annual incomes under $25,000 living in rural communities. NCBDC has also promoted modifications in public policies at the state level to encourage the growth of affordable assisted living. Further, NCBDC is creating a template for the rapid roll out of new units in states where policies are conducive to the promotion of assisted living for low-income elderly.

For the future, NCB, working with NCBDC, will seek to enhance its social impact by attracting even more resources, both financial and technical, to the causes it champions. All of its community development activities derive from the firm conviction that social investment is good business when done properly.

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Retail Banking and Depository Services

What if co-op and credit union members could enjoy a wide choice of products and services for deposits?

What if thousands of buyers and sellers of co-op apartments could have ready access to financing?

What if a financial institution could successfully combine a deep commitment to its small local community with a nationwide focus on serving cooperatives?

What if this future was already here?

                                     -----

NCB's subsidiary, NCB Savings Bank (NCBSB) of Hillsboro, Ohio, sparked national deposit growth in 2000 through targeted marketing campaigns, while its origination of share loans to finance co-op apartment purchases outpaced the performance of the market as a whole.

Growing Deposits
NCB, which has depended primarily on the capital markets for its funding, now sees deposit growth through its subsidiary, NCB Savings Bank, playing a larger role. A greater reliance on deposits lowers NCB's cost of funding, which translates into more competitive pricing for customers.

NCB Savings Bank provides a broad spectrum of competitively priced depository products - including checking accounts, certificates of deposit, money market and savings accounts - to cooperatively structured businesses nationwide. These deposits grew 18 percent in 2000, as NCBSB and NCB coordinated closely on marketing efforts aimed at bringing more deposit banking services to their customer base.

The targeted group for depository products includes housing co-ops, credit unions, small businesses and retailer-owned wholesale co-ops. Wherever possible, NCB's affinity marketing relationships are leveraged to gain additional access to customers who may need NCBSB's financing offerings.

At year end, national deposits had grown to more than 57 percent of NCBSB's total assets of $169.9 million.

Adding further marketing impetus, NCBSB has opened a deposit production office at NCB headquarters in Washington, DC. The new office is designed to foster continued synergy between NCBSB and its parent as both organizations look for opportunities to cross sell depository services to NCB's universe of cooperative customers.

Bridging the Gap
NCBSB is using the Internet as a platform to build community with its national customer base as well as market deposit products and banking services. The result is a decrease of the geographic barriers that have previously inhibited NCBSB from fully serving this audience.

Working with experienced Internet banking advisors, NCBSB plans to upgrade its current website, offering easier account set-up and accessibility as well as new commercial banking products, including online cash management services.

Financing Co-op Ownership
NCBSB provides a vital component of NCB's real estate business -- share loans to individuals for the purchase or refinancing of co-op apartment units. When NCBSB's share loans are offered as part of NCB's total real estate package of underlying mortgage loans, second mortgages, lines of credit and other products, the mixture is a powerful instrument for ensuring the continued viability of the nation's co-op housing industry.

NCBSB's total share loan origination -- $70.4 million -- was down only 1 percent from 1999, a strong showing considering the interest rate environment for most of 2000. And since its share loan numbers compare very favorably with the performance of the mortgage banking industry as a whole, NCBSB actually captured an increased share of the market during the year.

A Local Touch
Besides focusing on the nation's cooperatively structured businesses, NCBSB serves the banking needs of its local community in south central Ohio as well. Here too growth was up across the board, including a 21 percent rise in area deposits for 2000. And the opening of a new branch in the local Kroger supermarket should give this side of NCBSB's business additional lift in the months to come.

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The Numbers
2000 Financial Review

NCB experienced a challenging year in 2000. Net income for the year totaled $7.3 million, a decrease of 50 percent from 1999. Three factors combined to give us these results. First, interest rate increases during the first half of the year resulted in lower net interest margins. NCB took steps early in 2000 to mitigate the impact of increased interest rates, and by year-end, net interest margins had recovered. For the year, NCB's margin was 2.96 percent compared with 2.98 percent in 1999.

The second factor that affected NCB's earnings in 2000 was lower credit quality. The credit deterioration of two significant wholesalers and the impact of their deterioration on member loans which NCB had purchased resulted in the need for a $2.4 million increase in the provision for possible loan losses compared with 1999. Non-performing loans (real estate owned and those loans for which NCB has discontinued the accrual of interest) amounted to 0.3 percent of total loans outstanding at year-end, the same level as year-end 1999. NCB believes that the reserves which have been established are adequate to cover any future losses which may result in its portfolio.

The third factor which impacted our earnings in 2000 was lower than expected profitability in the mortgage banking segment of NCB's business. In addition to the impact of higher interest rates during the first half of the year, increased market volatility and lower than expected origination volume resulted in a decline in loan sale gain income of $6.0 million when compared with 1999. Steps taken in 2000 should mitigate the impact of future market volatility. Volume increased significantly in the fourth quarter and is expected to remain strong well into 2001. As a result, loan sale profitability should improve in 2001.

Despite the lower level of earnings, there were positives in 2000. NCB provided or arranged $615 million in capital for our customers. This included $268 million in real estate financing and $347 million in commercial financing. We distributed a patronage refund of $14.8 million in September 2000, based on 1999 earnings. And, we expect to distribute a patronage refund of $8.8 million in September 2001, based on 2000 earnings. Finally, we created NCB Funding Corporation, a special-purpose corporation to warehouse NCB originated multi-family cooperative housing and commercial real estate loans off balance sheet.

NCB is well positioned to continue to serve the needs of its members in 2001. The abbreviated financial statements found on the following pages provide further information on NCB's 2000 business volume, credit quality and earnings. For more detailed information, please review NCB's 2000 SEC Form 10-K.

Richard L. Reed
Chief Financial Officer

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CONDENSED BALANCE SHEET


 Years ended December 31,                                    2000                        1999
--------------------------------------------------------------------------------------------------
 Assets
   Cash and cash equivalents                           $   36,494,978              $   29,910,037
   Restricted cash                                          3,875,549                   4,887,213
   Investment securities
       Available-for-sale                                  44,505,034                  46,283,045
       Held-to-maturity                                     2,923,694                   2,710,191

   Loans held for sale                                     99,077,161                 132,057,978
   Loans and lease financing                              879,459,566                 815,840,439
       Less: Allowance for loan losses                    (21,260,284)                (18,693,670)
                                             ------------------------------------------------------
       Net loans held for sale and
       loans and lease financing                          957,276,443                 929,204,747

   Other assets                                            41,410,785                  43,514,663
                                             ------------------------------------------------------
       Total assets                                    $1,086,486,483              $1,056,509,896
                                             ======================================================


 Liabilities and members' equity

 Liabilities
   Deposits                                            $  148,960,621              $  126,071,259
   Short-term borrowings                                  269,579,985                 283,589,354
   Long-term debt                                         291,826,520                 286,262,870
   Other liabilities                                       40,644,169                  30,683,399
   Subordinated debt                                      182,022,471                 182,620,212
                                             -----------------------------------------------------
      Total liabilities                                   933,033,766                 909,227,094
                                             -----------------------------------------------------

 Members' equity
   Common stock                                           129,458,463                 122,260,494
   Retained earning                                        23,994,254                  25,022,308
                                             -----------------------------------------------------
       Total members' equity                              153,452,717                 147,282,802
                                             -----------------------------------------------------
       Total liabilities and members'
         equity                                        $1,086,486,483              $1,056,509,896
                                             ======================================================


CONDENSED STATEMENT OF INCOME


 Years ended December 31,                                    2000                        1999
--------------------------------------------------------------------------------------------------
 Interest income
   Loans and lease financing                              $88,422,307                 $74,673,172
   Investment securities                                    4,813,809                   5,243,761
                                             -----------------------------------------------------
       Total interest income                               93,236,116                  79,916,933
                                             -----------------------------------------------------

 Interest expense
   Deposits                                                 6,671,325                   5,642,331
   Short-term borrowings                                   20,085,848                  15,690,813
   Long-term debt, other borrowings
       and subordinated debt                               34,295,391                  28,426,982
                                             -----------------------------------------------------
       Total interest expense                              61,052,564                  49,760,126
                                             -----------------------------------------------------
   Net interest income                                     32,183,552                  30,156,807

 Provision for loan losses                                  3,206,667                     908,868
                                             -----------------------------------------------------

   Net interest income after
       provision for loan losses                           28,976,885                  29,247,939

 Non-interest income
   Gain on sale of loans                                    2,379,809                   8,413,595
   Other                                                    7,178,356                   7,253,687
                                             -----------------------------------------------------
       Total non-interest income                            9,558,165                  15,667,282
                                             -----------------------------------------------------

 Non-interest expense
   Compensation and employee
       benefits                                            15,834,737                  14,402,289
   Other                                                   13,494,607                  14,162,316
                                             -----------------------------------------------------
       Total non-interest expense                          29,329,344                  28,564,605
                                             -----------------------------------------------------
 Net income before taxes                                    9,205,706                  16,350,616

 Provision for income taxes                                 1,872,767                   1,636,509
                                             -----------------------------------------------------
   Net income                                             $ 7,332,939                 $14,714,107
                                             ======================================================


Selected Financial Data
(In Thousands)


 At December 31,                                   2000            1999           1998            1997            1996
-------------------------------------------------------------------------------------------------------------------------
 Balance sheet data
    Loans and leases
      outstanding                               $  978,537     $  947,898       $795,174        $773,768        $750,094
     Total assets                                1,086,486      1,056,510        933,415         869,304         839,336
     Total capital *                               335,995        329,825        322,838         314,376         307,714
     Subordinated debt **                          182,542        182,542        182,542         182,542         182,542
     Members' equity                               153,453        147,283        140,296         131,833         125,172
     Other borrowed funds
      including deposits                           710,367        695,923        575,265         531,740         515,257

 For the years ended
     December 31,
-------------------------------------------------------------------------------------------------------------------------
 Statement of income data
     Total interest income                      $   93,236     $   79,917       $ 71,187        $ 68,787        $ 61,265
     Net interest income                            32,184         30,157         25,627          26,843          25,966
     Net income                                      7,333         14,714         12,628          12,462          11,199

 Ratios
     Capital * to assets                             30.9%          31.2%          34.6%           36.2%           36.7%
     Return on average
      assets                                          0.7%           1.4%           1.4%            1.5%            1.5%
     Return on average
      member's equity                                 4.9%          10.1%           9.3%            9.7%            9.2%
     Net yield on interest
      earning assets                                  3.0%           3.0%           2.9%            3.3%            3.7%
     Average members' equity
      as a percentage of
        Average total assets                         13.5%          14.1%          14.8%           15.3%           16.5%
        Average total loans
         and lease financing                         14.3%          15.8%          17.5%           17.9%           19.2%
     Net average total loans
      and lease financing to
      average total assets                           94.4%          89.0%          84.9%           85.5%           84.3%
     Net average earning to
      average total assets                           99.8%          97.4%          96.0%           95.9%           92.4%
     Allowance for loan
      losses to loans
      outstanding                                     2.2%           2.0%           2.2%            2.3%            2.1%
     Provision for loan
      losses to average
      loans and leases
      outstanding                                     0.3%           0.1%           0.1%            0.5%            0.3%


 * Capital includes members' equity and subordinated debt
** Subordinated debt excludes deferred hedge gains or losses

NCB Board of Directors

NCB's Board of Directors consists of 15 individuals. Twelve are elected by NCB members and represent cooperative endeavors in industry sectors that include housing, consumer goods, low-income and consumer services, as well as other eligible cooperatives. The three remaining seats are available for appointment by the President of the United States. Presidential appointees represent small business, agencies or departments of the federal government, and entities that represent low-income areas. Currently, one seat is vacant.

Harry J. Bowie
President and Chief Executive Officer
Delta Foundation, Inc.
Greenville, Mississippi
NCB Board member since 1999*

James L Burns, Jr., Chair
Retired President & Chief Executive Officer
The Co-operative Central Bank and Co-operative Bank Investment Fund Boston, Massachusetts
NCB Board member since 1996 (2)

Joseph Cabral
President
Chatsworth Products, Inc.
Westlake Village, California
NCB Board member since 1995 (1)

Kirby J. Erickson, Vice Chair
Senior Executive
HealthPartners, Inc.
Bloomington, Minnesota
NCB Board member since 1997 (3)

Eben Hopson, Jr.
Executive Director
Arctic Slope Native Association
Barrow, Alaska
NCB Board member since 1999 (2)

Jackie Jenkins-Scott
President & Chief Executive Officer
Dimock Community Health Center
Roxbury, Massachusetts
NCB Board member since 1997 (3)

Marilyn J. McQuaide
Vernon, Vermont
NCB Board member since 1996 (2)

Michael J. Mercer
President & Chief Executive Officer
Georgia Credit Union Affiliates

Duluth, Georgia
NCB Board member since 1998 (1)

Alex N. Miller
President Cornerstone Cooperatives
Atlanta, Georgia
NCB Board member since 1998 (1)

Alfred A. Plamann
President & Chief Executive Officer
Unified Western Grocers, Inc.
Commerce, California
NCB Board member since 1995 (1)

Stuart M. Saft
Chairman
Council of New York Cooperatives and Condominiums
Wolf Haldenstein Adler Freeman & Herz LLP
New York, New York
NCB Board member since 1999 (2)

Sheila A. Smith
President
ARC Global Technologies, Inc.
Chair
Barat Education Foundation
Chicago, Illinois
NCB Board member since 1995*

Peter C. Young
Executive Director
Area Cooperative Educational Services
North Haven, Connecticut
NCB Board member since 1997 (3)

Thomas K. Zaucha
President & Chief Executive Officer
National Grocers Association
Reston, Virginia
NCB Board member since 1997 (3)

(1) Term ending 2001; (2) Term ending 2002; (3) Term ending 2003
*Appointed by the President of the United States

Corporate Information

Account Information
You can view account information online in the Members Only section at www.ncb.com. If you have specific questions regarding your account, please contact your loan administrator.

Annual Meeting
The Annual Meeting of National Cooperative Bank will be held on Thursday, April 26, 2001 at 4:00 p.m. at the U.S. Chamber of Commerce in Washington, DC.

Inquiries
For general information on National Cooperative Bank, please contact the Marketing Communications Team at (202) 336-7652 or marcom@ncb.com.

Corporate Legal Counsel
Shea & Gardner
Washington, DC

NCB Annual Report
To receive additional copies of NCB's 2000 Annual Report, please send a written request to NCB's Marketing Communications at our Washington, DC address or, access a copy online in the publications section of www.ncb.com.

NCBDC Annual Report
To receive a copy of NCBDC's 2000 Annual Report, please send a written request to NCBDC Communications at its Washington, DC address or, access a copy online at www.ncbdc.org.

Patronage Refund
The Patronage Refund for 2000 will be mailed to NCB members before September 15, 2001. For details on how NCB members can directly deposit the cash portion of their refund at NCB Savings Bank, call (800) 322-1251.

Subsidiaries
NCB subsidiaries include: Eos Financial Group, NCB Financial Corporation, NCB Savings Bank, FSB, NCB Capital Corporation, NCB Insurance Brokers, Inc., and NCB Retail Finance Corporation.

SEC Form 10-K
Copies of NCB's Form 10-K or Form 10-Q, filed with the U.S. Securities and Exchange Commission, are available online at www.ncb.com or by contacting NCB's Treasury Department at (202) 336-7660.

World Wide Web
www.ncb.com

Contact Information

HEADQUARTERS
------------
National Cooperative Bank
1725 Eye Street, NW, Suite 600
Washington, DC 20006
(800) 955-9622; (202) 336-7700
fax (202) 336-7622
www.ncb.com

NCB Development Corporation
1725 Eye Street, NW, Suite 600
Washington, DC 20006
(202) 336-7680
fax (202) 336-7804
www.ncbdc.org

NCB Savings Bank
139 South High Street
Hillsboro, Ohio 45133
(800) 322-1251; (937) 393-4246
fax (937) 393-4064
www.ncbsavingsbank.com

REGIONAL OFFICES
----------------
National Cooperative Bank
3000 A Street, Suite 406
Anchorage, Alaska 99501
(800) 478-0777; (907) 561-0777
fax (907) 562-3200

National Cooperative Bank
6 Central Row, 4th Floor
Hartford, Connecticut 06103
(800) 501-7384; (860) 297-0208
fax (860) 547-0054

National Cooperative Bank
1333 Broadway, Suite 602
Oakland, California 94612
(510) 496-2200
fax (510) 496-0404

National Cooperative Bank
250 Park Avenue, Suite 950
New York, New York 10177
(212) 808-0880
fax (212) 808-4396

CREDITS
-------
Project Management:  NCB Marketing Communications
Print Design and Production:  TFW Design, Inc.
Web Design:  NCB InfoTech

Writing:  Dan Crampton
Illustration:  Bryan Leister
Board Photography:  Peter Krogh
Printing:  Westland Enterprises

Copyright National Cooperative Bank, 2000.



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